Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 2,732,107 shares of common stock for issuance under the 2014 Equity Incentive Award Plan and 683,026 shares of common stock for issuance under the 2014 Employee Stock Purchase Plan of Coherus BioSciences Inc. of our report dated March 8, 2018, with respect to the consolidated financial statements of Coherus BioSciences, Inc. and the effectiveness of internal control over financial reporting of Coherus BioSciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
February 1, 2019